BRITISH
COLUMBIA
The Best Place on Earth

Number: BC0605176

# CERTIFICATE
# OF
# CHANGE OF NAME

*BUSINESS CORPORATIONS ACT*

I Hereby Certify that AMERA RESOURCES CORPORATION changed its name to PANTHERA EXPLORATION INC. on December 23, 2008 at 12:01 AM Pacific Time.

*Issued under my hand at Victoria, British Columbia*
*On December 23, 2008*

**RON TOWNSHEND**
*Registrar of Companies*
Province of British Columbia
Canada

BRITISH COLUMBIA
The Best Place on Earth

**Ministry of Finance**
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

**CERTIFIED COPY**
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
December 19, 2008

# Notice of Articles

*BUSINESS CORPORATIONS ACT*

*This Notice of Articles was issued by the Registrar on: December 23, 2008 12:01 AM Pacific Time*

*Incorporation Number:* **BC0605176**

*Recognition Date: Incorporated on April 11, 2000*

## NOTICE OF ARTICLES

**Name of Company:**

PANTHERA EXPLORATION INC.

## REGISTERED OFFICE INFORMATION

**Mailing Address:**
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

**Delivery Address:**
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

## RECORDS OFFICE INFORMATION

**Mailing Address:**
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

**Delivery Address:**
SUITE 709 - 837 WEST HASTINGS STREET
VANCOUVER BC V6C 3N6
CANADA

## DIRECTOR INFORMATION

**st Name, First Name, Middle Name:**
COLTURA, ROBERT

**Mailing Address:**
9285 203B ST
LANGLEY BC V1M2L9

**Delivery Address:**
9285 203B ST
LANGLEY BC V1M2L9

**Last Name, First Name, Middle Name:**
MINNI, JERRY A.

**Mailing Address:**
1104 750 WEST PENDER ST
VANCOUVER BC V6C2T8

**Delivery Address:**
1104 750 WEST PENDER ST
VANCOUVER BC V6C2T8

**Last Name, First Name, Middle Name:**
CACOS, NIKOLAOS

**Mailing Address:**
2507 - 1408 STRATHMORE MEWS
VANCOUVER BC V6Z 3A9
CANADA

**Delivery Address:**
2507 - 1408 STRATHMORE MEWS
VANCOUVER BC V6Z 3A9
CANADA

**Last Name, First Name, Middle Name:**
CARLSON, GERALD

**Mailing Address:**
1740 ORCHARD WAY WEST
VANCOUVER BC V7V 4E8
CANADA

**Delivery Address:**
1740 ORCHARD WAY WEST
VANCOUVER BC V7V 4E8
CANADA

**Last Name, First Name, Middle Name:**
TERRY, DAVID

**Mailing Address:**
709-837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

**Delivery Address:**
709-837 WEST HASTINGS ST.
VANCOUVER BC V6C 3N6
CANADA

## AUTHORIZED SHARE STRUCTURE

| | | | |
|---|---|---|---|
| 1. | No Maximum | Common Shares | Without Par Value<br><br>Without Special Rights or Restrictions attached |